INVEST IN **CARBON COUNTS**

EverForest™—a mobile game that plants trees in the real world!



EverForest
A Play-to-Plant Adventure™
Play-to-Plant™

carboncounts.tech Cambridge MA

LEAD INVESTOR

Kevin Tidwell

The Jeremy and Hannelore Grantham Environmental Trust is committing everything we can to improve the trajectory of climate change while delivering compelling financial returns. We are proud to have been both the first but also the largest investor in the superb Carbon Counts team. The world needs innovative approaches that motivate individuals to identify and act on climate solutions and EverForest shows great potential to do just that. We can't wait for the global launch mid 2024!

Invested $1,300,000 this round & $1,250,000 previously

Notable Investors

- Grantham Environmental Trust
- Susquehanna International Group (SIG)
- Builders Initiative
- Oceans Ventures
- Borderless Capital
- Algorand
- Winklevoss Capital
- Capital Factory

Featured Investors

Investors include

- Grantham Environmental Trust
- Susquehanna International Group (SIG)
- Builders Initiative
- Oceans Ventures
- Borderless Capital
- Algorand
- Winklevoss Capital
- Capital Factory





Grantham
Environmental Trust

Susquehanna
International Group
(SIG)

🏆 Notable

Builde

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Highlights

1. Raised $5.5M+ on these deal terms from top VC/angel investors: Grantham, SIG, Oceans Ventures, etc.

2. Expert team from games reaching 500M+ players: Club Penguin, Plants v Zombies, AdCap, Star Wars, etc

3. Game is currently in Early Access, showcasing robust metrics (Day 1 retention exceeding 35%).

4. A global innovator in the "Play-to-Plant" genre, in a huge $92 billion mobile gaming market.

5. Aiming for $100M in revenue and 100M trees planted by 2026 YE (projections not guaranteed).

6. Play-to-Plant benefits both environment and business, elevating metrics (ex. +55% in retention).

7. Outstanding, verified impact partners in reforestation.

8. New Impact Platform that allows other games and companies to integrate tree planting.

Our Team



Michael Libenson Co-Founder & CEO

A 3X entrepreneur and 2X co-founder over the past 23 years, with two successful exits, including Upromise. Michael is an avid outdoorsman and father of two who is passionate about driving meaningful climate action.



Vikram Sahai Co-Founder & CTO

Excited about using tech and games for good, Vikram is a veteran of 15 years from Google and the founder of two tech start-ups (one sold successfully). He has served on several non-profit boards, such as UC Santa Cruz Foundation.



Brett Jenks Co-Founder & Board Chair

An experienced CEO with a career developing conservation solutions that benefit 60+ countries. Currently the CEO of Rare, and serves on the boards of Carbon Counts, Grantham Trust, and the Closed Loop Fund's investment committee.



Nicole Rustad Chief Impact Officer



Nicole brings 20+ years of pioneering entertainment-driven impact across Disney, Pixar, and Star Wars franchises. Driven to build teams and partnerships to scale innovative solutions that will tackle the world's most pressing problems!



Kyle Duncan   Executive Producer

Co-creator of the Plants vs. Zombies Garden Warfare franchise, 23+ years of experience in creating creative, operations, and business development experience to help bring people together to play and take action to protect our world.



Keri Mayall   Senior Director of Operations

As a people, project, and productivity-focused leader in the technology industry over the last 15+ years, Keri has led and mentored teams within many top Fortune 500 companies such as Electronic Arts, Disney, and Lululemon.



Deanna Kent   Director of Story

A former Sr. Writer for the Walt Disney Company for games, product, and brand/marketing, and a published author, Deanna is passionate about story design and its impact on immersive experience.



Neil Hooson   Art Director

Art Director with 25 years of bringing immersive digital experiences to life. As an artist and art lead at Disney, Family Channel and Teletoon, he specializes in character design, illustration, and visual storytelling.



Cody Vigue   Creative Director

An innovator of the Idle Game genre with the success of his breakout title AdVenture Capitalist, Cody is a writer and game creator of epic proportions. He loves inventing and producing games that seek to surprise & delight players.



Nick Clements   Marketing Director

With over 25 years of brand and marketing expertise, Nick has played a pivotal role in fuelling consumer growth for iconic brands like Vodafone, Disney, Honda, Discovery, and Star Wars.



Ivy Wong   Sr. Product Marketing Manager

An avid marketer with 8+ years of experience in the mobile gaming space. Previously launched and led the marketing efforts for several top-grossing mobile titles, including Panda Pop and Harry Potter: Hogwarts Mystery.



James DiMento   UA Director

James brings 8+ years of experience working in growth marketing and user acquisition for mobile apps (Zillow, Rosetta Stone) and games (Star Trek Timelines).

Why Carbon Counts




A Play-to-Plant Adventure
Play-to-Plant™

EverForest™ is a groundbreaking **Play-to-Plant™ merge adventure mobile game** with a mission to empower millions of players to re-green the planet!

Every player is a force of nature, growing a forest, discovering secrets, befriending animals, unlocking plants, and collecting and merging items! And as they play to create a lush, interconnected ecosystem, Carbon Counts will plant real trees in real-world EverForest projects.

INVEST TODAY!

We would like to invite you to this unique opportunity to invest in EverForest before our Series A, at the same terms of our early VC investors. Your investment will help us further the development of the game so we can launch globally!

For every $100 you invest, we will plant 10 trees on your behalf! (See "Investment Incentives" for more details)


Play EverForest, Plant Real Trees

THE PROBLEM

Climate change is recognized—almost universally—as an important problem. But most people feel as if their individual efforts don't matter.

Our team set out to prove that play is powerful. We started with the question: What if millions of people around the world could play a fun-first game that could make a monumental positive impact on climate change?

EverForest aims to engage, immerse, and delight individuals while bringing them on a collective journey to re-green the planet.


Humanity is calling for action!
Heat waves in U.S., Europe 'virtually impossible' without climate change,
Vermont Floods Show Limits of America's Efforts to Adapt to Climate Change
B.C.'s wildfire crisis arrived decades earlier than experts forecast


The power of play will positively impact climate change

With over 3 billion gamers worldwide, it's no surprise that the gaming industry has emerged as a powerful catalyst for change.

In the 2022 Green Game Jam Player survey, we learned that 81% of the 380,000 gamers surveyed are eager to contribute to the fight against climate change.

With a growing awareness of the climate crisis, gamers are increasingly seeking opportunities to engage in eco-action gaming experiences.



Gamers care deeply about the climate and want to help!

" 80% of 380,000 gamers surveys, believe climate change is already influencing their lives. 81% would like to see environment content in-game and 61% would pay for it when it adds to the experience. "

Source: The Green Game Jam Player Survey 2022

Validation: Ant Forest has achieved remarkable success combining gaming with environmental impact. Launched in 2016 in China, it has encouraged 600M users to reduce their carbon footprint, and has planted more than 300M trees.

Alipay
蚂蚁森林
ANT FOREST

600M people engaged

300M trees planted

As a mobile game, EverForest appeals to the biggest and fastest-growing market segment in not only gaming, but entertainment as a whole.

Mobile Gaming is the **biggest** & **fastest-growing** gaming segment

In 2022…

3.2B mobile gamers worldwide (53% of global games market)

$92B of revenue generated (+5.1% from 2021)



EverForest is a fun-first game that also does good



Play-to-Plant real trees
Grow your EverForest
Discover mysteries & secrets
Merge delightful items
Befriend wild creatures

We're making a game that's **fun to play** and **brings a positive impact to the planet.** As forces of nature, players will:

- Grow flourishing, thriving forest ecosystems

- Befriend animals and discover their secrets and stories

- Merge delightful resources that solve puzzles

- Earn in-game rewards for real-world eco-actions
- Plant real trees in the real world
- Track own and community impact via the Real Tree Dashboard
- Learn about EverForest's tree-planting projects around the globe!


EverForest is working
Early Beta Testers love EverForest


What our players think
I liked that I could have a real-world impact through playing and watching ads. It made the usual mobile game grind feel less vain.
- Jessica W.
I thought the characters were cute and I've not played another game like it before. I really like merging games, but this added some new features I've never seen before.
- Heather A.


We live and breathe tree planting

We work with outstanding tree planting partners. To date, we've planted over a million mangroves on the coast of Kenya and thousands of seedlings in Rwanda by working with exceptional nonprofit organizations like **EarthLungs Reforestation Foundation** & **One Acre Fund**.


Carbon Counts - In her nature
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Does a single person have the power to help re-green the planet?
Watch on YouTube

The positive impact goes beyond just tree-planting. We've witnessed the ripple effect in local communities with reforestation employing community members, stopping erosion of farmlands, protecting fish nurseries along coastlines, and restoring natural habitats to bring back native flora and fauna.

Scaling Tree Planting Beyond EverForest

In parallel to launching EverForest, we're in development of an **Impact Platform** that integrates tree-planting mechanics into other mobile games, with the goal of empowering more games and players to combat climate change. Early results have shown to provide an uplift to player retention, engagement, monetization, and a reduction in acquisition costs.



As a trial, we tested our tree-planting mechanics in a live mobile game to gauge the impact of tree-planting on player retention. We saw improvements on metrics across the board:

- Ad viewership increased by 60%

- CPI (cost per install) decreased by 9%

- Short-term retention increased by 55%

- Play time per user increased by 8%



Tree planting drives positive game metrics

ROADMAP TO LAUNCH

We are nearing the final stages of game development and we aim to launch globally in 2024. Here's our roadmap to launch!



- **6 releases over 90 days** with a small team of 26
- 31% increase in **Net Promoter Score** (NPS) with beta players

Day 1 Retention

- **32K+ unique users** to-date!
- EverForest™ is live in Philippines, Netherlands and Sweden

- Launch in new markets with focus on **monetization**
- Begin **go-to-market efforts** and outreach to external partners

Forward-looking projections cannot be guaranteed.

Our "Play-to-Plant" experience enables us to go beyond gamers to reach broad, new audiences that want to take climate action—and the ability to drive virality.

We've set some ambitious goals to achieve by 2026.



By 2026...

$100M+ in revenue

100M trees planted

37M downloads

*Contains forward projections which cannot be guaranteed

Great Press Coverage

VentureBeat
"With EverForest, Carbon Counts will translate gameplay into trees planted."

POCKET GAMER
"Players can expect to grow forests together with their family and friends."

GameFAQs
"A truly worthy cause."

AXIOS PRO
"The latest in a growing field of startups that features a climate component to its business."

gamesindustry.biz
"Ex-Disney and EA staff unveil new studio to tackle climate change."

THEGAMER
"[A] studio focused primarily on fighting climate change, something that's refreshing to see..."

Carbon Counts received significant PR coverage from top gaming outlets like VentureBeat (8M+ UVPM) and Pocket Gamer (2M+ UVPM). The coverage highlighted the game's innovative approach to help people take action in reversing the effects of climate change.

Go to Market Plan

UA, ASO & PUBLISHING	INFLUENCER MARKETING	PARTNERSHIP & IMPACT MARKETING	PR / MEDIA	SOCIAL & COMMUNITY
Leveraging our unique "Play-to-Plant" messaging	Partnering with **gaming & lifestyle** influencers	Meaningful activations with **large-scale NGOs**	Targeting entertainment, impact, and gaming press outlets.	Driving virality via **content marketing & referral system.**

Our strategy is to tap into marketing avenues that are unique to our game and less accessible for other mobile games, such as collaboration with climate-conscious influencers, and partnerships with large scale NGOs.

Our "Play-to-Plant" messaging allows us to create differentiated content and marketing campaigns that drive virality with the new and broader audience who marketing campaigns that drive virality with the new and broader audience who wants to take climate action.

Player-Driven Research & Insights

As part of our go-to-market strategy, we pride ourselves on making data-driven decisions for the game to ensure product-market fit. In turn, we've built out a sophisticated process to gather data and insights through various channels:

- **Real-time game analytics:** We use in-game metrics to drive continuous performance and experience improvements

- **Insiders Program:** We empower our 1,750+ early access players to provide critical insights about the game via surveys and focus groups

- **Player Support:** We work closely with players to troubleshoot live issues and gather sentiment and feedback on EverForest

- **User Acquisition:** We use upper funnel metrics and creative testing to understand product fit and marketing messaging that resonates with our target audience.

Invest alongside our seasoned Investors

By investing in Carbon Counts now, you'll get to participate in the upside alongside top climate, venture capital, and angel investors.



We've raised $5.5M on these terms



> This is a mission driven company that will prove that you can do good while building a for profit business that can have a generational impact on the world. We have been proud investors and have loved watching what the amazing Carbon Counts team is building and know they are so close to building something that has tremendous scale.
>
> **Steven Rosenblatt**
> *Co-Founder & General Partner at Oceans Ventures*



> We are committing everything we can to improve the trajectory of climate change while delivering compelling financial returns. We're proud to be the first and largest investor in the Carbon Counts team. The world needs innovative approaches that motivate individuals to be part of the climate solution and EverForest shows great potential to do just that.
>
> **Kevin Tidwell**
> *Managing Director at Grantham Environmental Trust*

Investment Incentives

Invest now and we'll plant trees on your behalf. All investors will get early access to the EverForest game ahead of public release. Let's re-green the planet together!

- Those investing at or over $100 we'll plant 10 trees on your behalf

- Those investing at or over $250 we'll plant 25 trees on your behalf

- Those investing at or over $500 we'll plant 50 trees on your behalf

- Those investing at or over $1000 we'll plant 100 trees on your behalf

- Those investing at or over $2500 we'll plant 250 trees on your behalf

- Those investing at or over $5000 we'll plant 500 trees on your behalf

- Those investing at or over $10,000 we'll plant 1000 trees on your behalf

- Those investing at or over $25,000 we'll include your name in the game's credits, and we'll plant 2,500 trees on your behalf



Click here to access the Carbon Counts Investor Deck